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                                September 18, 2023

       Le Thi Thu Thuy
       Chief Executive Officer
       VinFast Auto Ltd.
       Dinh Vu     Cat Hai Economic Zone
       Cat Hai Islands, Cat Hai Town, Cat Hai District
       Hai Phong City, Vietnam

                                                        Re: VinFast Auto Ltd.
                                                            Registration
Statement on Form F-1
                                                            Filed on September
12, 2023
                                                            File No. 333-274475

       Dear Le Thi Thu Thuy:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form F-1 filed September 12, 2023

       Cover Page

   1. For each of the securities being registered for resale, disclose the price that the selling securityholders paid
for such securities.
   2. Disclose the exercise price of the warrants compared to the market price of the underlying securities. If the
warrants are out the money, please disclose the likelihood that warrant holders will not
exercise their warrants. Provide similar disclosure in the prospectus summary, risk factors,
MD&A and use of proceeds section and disclose that cash proceeds associated with the
exercises of the warrants are dependent on the stock price. As applicable, describe
the impact on your liquidity and update the discussion on the ability
 Le Thi Thu Thuy
FirstName LastNameLe  Thi Thu Thuy
VinFast Auto Ltd.
Comapany 18,
September NameVinFast
              2023      Auto Ltd.
September
Page 2    18, 2023 Page 2
FirstName LastName
         of your company to fund your operations on a prospective basis with your current cash on hand.
3. We note the significant number of redemptions of your Class A common stock in connection with your business combination and that the shares being registered for resale will constitute a considerable percentage of your public float. We also note that a considerable portion of the shares being registered for resale were purchased by the selling securityholders for prices considerably below the current market price of the Class A common stock. Highlight the significant negative impact sales of shares on this registration statement could have on the public trading price of the Class A common stock.
Risk Factors, page 26

4. Include an additional risk factor highlighting the negative pressure potential sales of shares pursuant to this registration statement could have on the public trading price of the
         Class A common stock. To illustrate this risk, disclose the purchase price of the securities being registered for resale and the percentage that these shares currently represent of the total number of shares outstanding. Also disclose that even though the current trading price is above the SPAC IPO price, the private investors have an incentive to sell because they will still profit on sales because of the lower price that they purchased their shares than the public investors.
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS, page 91

5. Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could
         impact the market price of the company   s common stock. Your
discussion should
         highlight the fact that VIG and Asian Star, beneficial owners of over 48% of your outstanding shares, will be able to sell all of their shares for so long as the registration statement of which this prospectus forms a part is available for use. General

6. Revise your prospectus to disclose the price that each selling securityholder paid for the securities being registered for resale. Highlight any differences in the current trading price, the prices that the Sponsor, private placement investors, or other selling securityholders acquired their shares and warrants, and the price that the public securityholders acquired their shares and warrants. Disclose that while the
         Sponsor, private placement investors, or other selling securityholders may experience a positive rate of return based on the current trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price. Please also disclose the potential profit the selling securityholders will earn based on the current trading price. Lastly,
 Le Thi Thu Thuy
VinFast Auto Ltd.
September 18, 2023
Page 3
      please include appropriate risk factor disclosure.
7. Please disclose whether you have entered into any forward purchase agreements with certain investors that provide those investors with the right to sell back shares to the company at a fixed price after the closing date of the business combination.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      You may contact Bradley Ecker at (202) 551-4985 or Geoffrey Kruczek at
(202) 551-
3641 with any questions.



                                                            Sincerely,
FirstName LastNameLe Thi Thu Thuy
                                                            Division of
Corporation Finance
Comapany NameVinFast Auto Ltd.
                                                            Office of
Manufacturing
September 18, 2023 Page 3
cc:       Stacey Wong
FirstName LastName